Tenet Signs Revenue Sharing Partnership Agreement with PetroChina to Service Gas

Station Convenience Stores

TORONTO, ONTARIO - (PRNewswire - December 9, 2021) - Tenet Fintech Group Inc. (CSE: PKK) (OTC: PKKFF) ("Tenet" or the "Company"), an innovative Fintech and AI service provider and manager of the Business Hub™, today announced that it has signed a revenue sharing partnership agreement with PetroChina for the sale and distribution of coffee at PetroChina gas station convenience stores.

Long known as a tea drinking nation, the popularity of coffee has exploded in China in recent years. The country has quickly become one of the world's largest coffee consumption markets with sales expected to reach USD$40B by the end of 2025. Coffee is becoming such an important commodity in China that earlier this year, the government launched the Hongqiao International Coffee Harbor in Shanghai to help promote trading and everything coffee-related throughout the country. PetroChina is looking to tap into that market by leveraging its country-wide network of over 20,000 uSmile convenience stores to provide Chinese consumers a quick and convenient way to get their daily cups of coffee. Tenet will work with automated coffee machine distributor Mellower Coffee Ltd. to have coffee distribution machines financed and installed at the PetroChina uSmile stores. In addition to distributing coffee, the machines (seen here) also feature an advertisement display screen, which will allow the project to generate advertising revenue along with the revenue produced from the sale of coffee. Mellower Coffee will be responsible for providing, installing and maintaining the machines, while Tenet will collect, monitor and manage all data related to the sale of coffee and ads for the project. PetroChina will collect the revenue and remit to Tenet its portion of the revenue based on the agreement between the parties. Tenet will then pay Mellower Coffee for its role in the project according to a separate agreement between Tenet and Mellower Coffee. The coffee distribution machines will first be installed in 20 uSmile stores by the end of 2021 in the autonomous region of Guangxi with plans to begin expanding to other stores across the country in 2022.

About Tenet Fintech Group Inc.:

Tenet Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) and artificial intelligence companies. Tenet's subsidiaries provide various analytics and AI-based services to financial institutions and businesses through the Business Hub™, an ecosystem where data analysis and artificial intelligence are used to facilitate transactions among its members. For more information: http://www.tenetfintech.com

For more information, please contact:

CHF Capital Markets	MZ Group - MZ North America	Tenet Fintech Group

Cathy Hume, CEO	Mark Schwalenberg, CFA	Barry Ellison, Director of Marketing and Communications

416-868-1079 ext.: 251	1-312-261-6430	514-340-7775 ext.: 521
cathy@chfir.com	mark.schwalenberg@mzgroup.us	bellison@tenetfintech.com

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Forward-Looking Statements / Information:

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